

January 22, 2024

Peter Crawford
Chief Financial Officer
The Charles Schwab Corporation
3000 Schwab Way
Westlake, TX 76262

       **Re:  The Charles Schwab Corporation**
           **Form 10-K for the Fiscal Year Ended December 31, 2022**
           **Form 10-Q for the Quarterly Period Ended June 30, 2023**
           **File No. 001-09700**

Dear Peter Crawford:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance

cc:    Mark Tellini